Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No:  333-166225
November 30, 2010

Customers Bank SM
1015 Penn Avenue
Wyomissing, PA 19610

Contacts:
Jay Sidhu, Chairman & CEO 610-935-8693
Richard Ehst, President & COO 610-917-3263
Investor Contact:
Thomas R. Brugger, CFO 484-359-7113

CUSTOMERS BANK REPORTS THIRD QUARTER 2010 RESULTS

Net Income of $28.4 million
Three Acquisitions Announced During the Quarter
Four new branches opened

WYOMISSING, PA, November 30, 2010 — Customers Bank today announced its financial results for the third quarter of 2010.  The Bank posted Net Income of $28.4 million versus Net Income of $0.4 million in the second quarter of 2010 and a Net Loss of $1.4 million in the third quarter of 2009.

Highlights of the Third Quarter of 2010:

•	Acquired two banks in FDIC assisted transactions (USA Bank and ISN Bank)

•	Announced the acquisition of Berkshire Bancorp, Inc.

•	Opened four new branch offices

•	Experienced strong organic deposit growth

•	Increased book value per share by 34% to $4.31 per share

“We are very pleased with our progress during the quarter as we executed on our organic growth strategies and acquired three banks,” said Jay Sidhu, Chairman and CEO of Customers Bank.  Total revenue, excluding the Bargain Purchase Gains, increased to $7.7 million for the third quarter versus $5.1 million in the previous quarter and $2.2 million in the third quarter of 2009.

On July 9, 2010 and September 17, 2010, Customers Bank acquired USA Bank in Port Chester, New York and ISN Bank in Cherry Hill, New Jersey, respectively, from the FDIC in two transactions that resulted in Bargain Purchase Gains of approximately $25.0 million, net of taxes.  The acquisition of these two bank franchises expanded the Customers Bank footprint into New York and New Jersey.

Total deposits increased to $904.3 million, a $351.3 million increase from the previous quarter and a $590.8 million increase from December 31, 2009.  During the third quarter, the Bank opened four new branches generating over $90.8 million in deposits.  The Bank also grew existing branch deposits by $36.8 million bringing the five existing offices to $433.3 million in deposits.  The strong growth came primarily from the organic growth in money market and certificate of deposit accounts.  Demand deposit account growth continues to be strong at $68.5 million for September 30, 2010 from $18.5 million at December 31, 2009 and will continue to be an emphasis going forward.  The two acquired bank branches contributed $223.7 million to total deposits, including $8.7 million of demand deposit accounts at September 30, 2010.

During the quarter, the Bank entered the Berks County market with the opening of a regional headquarters and a new branch in Wyomissing, Pennsylvania, the hiring of four commercial lenders and the announcement of entering into a definitive agreement to acquire Berkshire Bancorp, Inc. which is headquartered in Berks County and is expected to be completed at the end of the first quarter of 2011.  The Bank’s goal is to create a $500 million Berks County Bank division over the next three to five years.

The Bank’s loan portfolio grew $341.3 million during the third quarter primarily due to growth in mortgage loans of $81.8 million and the purchase of a seasoned manufactured housing loan portfolio of $104.5 million in August 2010.  The Bank’s loan portfolio grew $577.4 million since December 31, 2009 primarily due to a $312.5 million increase in the mortgage loan portfolio.  The two acquired banks held loans totaling $165.3 million at September 30, 2010.

During the third quarter, the net interest margin expanded by 11 basis points to 2.87% from 2.76% in the second quarter.  This increase was primarily due to a 56 basis point increase in the loan yield primarily related to the Bank’s purchased manufactured housing loans with a yield of approximately 8.00%.  Net interest income during the third quarter grew by 72% from $3.6 million in second quarter 2010 to $6.2 million while average earning assets grew 48% to $873.3 million at September 30, 2010.  “While this improvement in margin is encouraging, the Bank had average excess cash balances on its balance sheet equal to 20% of average assets earning only 0.25% during the quarter.  If this cash had been deployed into higher quality interest earning assets at 4.25%, the margin would have been approximately 3.45%.  The Bank will continue to be disciplined when adding assets in this difficult economic environment but expects to redeploy this excess cash by the end of the first quarter of 2011,” said Executive Vice President and Chief Financial Officer, Thomas Brugger1.

Non-interest income increased $0.6 million to $1.4 million in the third quarter compared to $0.7 million in the second quarter when excluding the Bargain Purchase Gains on the acquisitions of USA and ISN Banks and gains on sales of investment securities.  This increase is primarily related to fees on the Bank’s mortgage lending business and loan fees of approximately $0.4 million.

1 How quickly we can successfully deploy funds into earning assets will depend heavily upon the performance of the local economy and the availability of loan and other credit business that meet the Bank’s underwriting guidelines.  In turn, how soon this return will be to sustain positive net income (excluding bargain purchase gains) will depend on a number of factors including, without limitation, how well the economy performs, how quickly the Bank finds prudent lending opportunities, as well as a variety of other factors beyond the Bank's control such as interest rates and other items that may impact the net interest margin and profitability of the Bank.

Non-interest expense increased $7.9 million from the second quarter as the Bank added management, occupancy, equipment and systems to support the additional branches and to continue its future growth.  In addition, several compensation plans had provisions that vested upon the acquisition of USA Bank in July 2010 constituting approximately $4.8 million of this increase.  In addition, merger costs related to USA and ISN Banks were approximately $0.7 million, impairment adjustments for two other real estate owned properties were $0.2 million and expenses related to other real estate owned and workout of the loan portfolio were approximately $0.3 million.  The $0.2 million increase in loan workout expenses primarily relate to one-time costs for appraisals, legal and other expenses to determine the fair value of the acquired loans.

During the third quarter, the Bank removed the valuation allowance on the net deferred tax asset offseting income tax expense resulting in income tax expense of approximately $2.1 million for the third quarter.

Asset Quality

The Bank added $4.1 million to its Allowance for Loan Loss during the 3rd quarter.  A $3.0 million increase from $1.1 million in the second quarter of 2010 and $1.0 million in the second quarter of 2009.  “The management and resolution of the Bank’s legacy lending issues has been and will continue to be a priority and focus of the lending and credit administration teams at Customers Bank.  We have added additional team members to address our expanding geographical footprint and to continue to monitor the credit environments,” said Richard Ehst, President and Chief Operating Officer of Customers Bank. 2

During the quarter, the Bank also purchased a $104.5 million portfolio of seasoned manufactured housing loans with a 10% cash reserve to cover delinquent interest and subsequent credit losses.  This credit reserve of $10.5 million is maintained in a non-interest bearing DDA account at the Bank.

The Bank also entered into loss sharing agreements with the FDIC that collectively cover unpaid loan principal balances of approximately $193.9 million which include single family residential mortgage loans, commercial real estate loans and other commercial loans and approximately $5.1 million of other real estate owned (collectively, the Covered Assets).  The FDIC will reimburse the Bank for 80% of losses with respect to the Covered Assets in accordance with the loss sharing agreements.  The loss sharing agreements applicable to single family residential mortgage loans provide for FDIC loss sharing for ten years. The loss sharing agreement applicable to commercial loans and OREO provides for FDIC loss sharing for five years.

Non-performing assets consisting of non-accrual loans, loans that are past due 90 days or more and accruing and other real estate owned not covered under FDIC loss sharing agreements have increased incrementally from $21.9 million at June 30, 2010 to $24.3 million for September 30, 2010.  Non-performing assets have decreased to 2.83% of total not covered assets in the third quarter of 2010 from 3.45% in the second quarter 2010 and 4.46% at December 31, 2009.  “Although we anticipate the above average levels of delinquency and non-performing assets will continue, we are hopeful that these indicators will begin to trend downward,” stated Ehst2.

Asset Quality Trends
	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009
Loans receivable – not covered (a)	(unaudited, dollars in thousands)
Loans receivable not covered under FDIC loss sharing agreements (b)	$651,102	$468,580	$330,593	$230,298	$216,922

90 days and still accruing	2,316	1,359	163	4,119	4,621
Non-accrual loans	18,414	16,679	17,575	10,341	9,769
Non-performing not covered loans	20,730	18,038	17,738	14,460	14,390
Other real estate owned	3,556	3,841	737	1,155	2,538
Non-performing not covered assets	$24,286	$21,879	$18,475	$15,615	$16,928

Non-performing not covered loans to total not covered loans	3.18%	3.85%	5.37%	6.28%	6.63%
Allowance for loan losses to total not covered loans	2.25%	2.61%	4.04%	4.36%	3.94%
Non-performing not covered loans to allowance for loan losses	70.53%	67.83%	75.34%	69.38%	59.38%
Non-performing not covered assets to total not covered assets	2.83%	3.45%	3.67%	4.46%	6.04%
Net charge-offs to ave. not covered loans (c)	1.24%	1.37%	1.51%	2.05%	4.34%

Loans receivable – covered (d)
Loans receivable covered under FDIC loss sharing agreements, net	$161,208	$-	$-	$-	$-

90 days and still accruing	2,193	-	-	-	-
Non-accrual loans	45,621	-	-	-	-
Non-performing covered loans	47,814	-	-	-	-
Other real estate owned	5,121	-	-	-	-
Non-performing covered assets	$52,935	$-	$-	$-	$-

(a)	Excludes assets (loans receivable and other real estate owned) subject to loss sharing agreements entered into with the FDIC on July 9, 2010 and September 17, 2010 with USA and ISN Banks.
(b)	Includes the purchased seasoned manufactured housing portfolio with a $10.5 million cash reserve for credit deterioration.
(c)	Annualized
(d)	The estimated fair values of the acquired loans are in the process of being finalized and are subject to adjustment.

2 A favorable downward trend in delinquencies and non-performing loans and assets will depend upon a number of factors including, without limitation, continued economic recovery, favorable trends in the business outlook for customers in the Bank's loan portfolio, and continued successful workout efforts by management for loans that have problems or risks of delinquency.

Income Statements
	Three Months Ended
	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009
	(unaudited, dollars in thousands except for per share data)

Interest Income	$9,466	$5,754	$3,920	$3,583	$3,490
Interest Expense	3,220	2,124	1,637	1,612	1,469
Net Interest Income	6,246	3,630	2,283	1,971	2,021
Provision for loan losses	4,075	1,100	4,372	2,648	1,000
Net Interest income (loss) after provision for loan losses	2,171	2,530	(2,089)	(677)	1,021
Non-Interest Income
Deposit, loan and mortgage fees	1,046	625	268	227	21
Bargain purchase gain on bank acquisitions	38,517	-	-	-	-
Gains on sales of investment securities	35	774	302	14	54
Other	325	113	83	11	97
Total non-interest income	39,923	1,512	653	252	172
Non-Interest Expense
Salaries and benefits	7,552	1,777	1,444	1,444	1,244
Occupancy and equipment	601	325	308	314	317
Loan workout and other real estate owned	531	156	487	186	251
Other	2,858	1,354	1,294	941	784
Total non-interest expense	11,542	3,612	3,533	2,885	2,596

Net income (loss) before income tax expense	30,552	430	(4,969)	(3,310)	(1,403)
Income tax expense	2,138	-	-	-	-
Net Income (loss)	$28,414	$430	$(4,969)	$(3,310)	$(1,403)

Earnings(loss) per share – Basic	$1.31	$0.02	$(0.46)	$(0.60)	$(0.29)
Weighted average shares – Basic	21,645,397	20,381,922	10,741,688	5,476,879	4,848,610

Earnings(loss) per share – Diluted	$1.30	$0.02	$(0.46)	$(0.60)	$(0.29)
Weighted average shares – Diluted	21,928,771	20,381,922	10,741,688	5,476,879	4,848,610

	Three Months Ended
	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009
	(unaudited)
Return on interest earning assets (a)	4.35%	3.91%	4.13%	4.54%	5.23%
Cost of funds (a)	1.62%	1.62%	1.90%	1.96%	2.09%
Net Interest Margin (a)	2.87%	2.76%	2.40%	2.51%	3.04%
Efficiency Ratio (b)	25.00%	70.25%	120.33%	129.78%	118.38%
Loans to Deposit Ratio	88.21%	82.52%	74.77%	70.16%	86.17%
(a)	Annualized
(b)	Non-interest expense as a percent of the aggregate of net interest income before the provision for loan losses and non-interest income

Balance Sheets

	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009
	(unaudited, dollars in thousands)

Interest Bearing Cash and Fed Funds Sold	$142,100	$139,400	$130,523	$64,636	$17,148
Investment Securities
Loans Receivable	11,261	11,989	37,321	44,588	39,003
Mortgage	328,943	247,185	116,034	16,435	-
Commercial	185,650	189,670	180,641	178,186	183,476
Consumer and Residential	32,033	31,725	33,918	35,677	33,446
Manufactured Housing	104,476	-	-	-	-
Allowance for loan losses	(14,621)	(12,236)	(13,364)	(10,032)	(8,545)
Loans receivable not covered under FDIC loss sharing agreements, net	636,481	456,344	317,229	220,266	208,377
Loans receivable covered under FDIC loss sharing agreements	161,208	-	-	-	-
Total loans receivable, net	797,689	456,344	317,229	220,266	208,377
FDIC indemnification asset	36,531	-	-	-	-
Other assets	36,983	25,776	18,910	20,270	15,727
Total Assets	$1,024,564	$633,509	$503,983	$349,760	$280,255

Demand deposit accounts	$68,435	$43,028	$32,555	$18,502	$17,077
Interest checking, savings and money market accounts	493,223	210,644	131,435	94,033	51,597
Certificates of deposits	289,061	193,160	183,722	171,294	143,064
Certificates of deposits - Brokered	53,626	106,195	76,561	30,098	30,084
Total Deposits	904,345	553,027	424,273	313,927	241,822
Borrowings	13,000	13,000	13,000	13,000	13,000
Other Liabilities	11,288	1,823	1,306	1,330	1,539
Total Liabilities	928,633	567,850	438,579	328,257	256,361
Stockholders’ Equity	95,931	65,659	65,404	21,503	23,894
Total Liabilities and Stockholders’ Equity	$1,024,564	$633,509	$503,983	$349,760	$280,255

Capital Trends
	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009
	(unaudited)
Common stock outstanding	22,261,400	20,381,922	20,381,922	5,522,706	5,426,886
Book value per common share	$4.31	$3.22	$3.21	$3.89	$4.40
Equity to Assets	9.36%	10.36%	12.98%	6.15%	8.53%

Tier 1 Leverage Ratio	10.54%	11.05%	16.49%	6.68%	8.76%
Tier 1 Capital Ratio	21.72%	24.23%	28.76%	9.86%	11.41%
Total Risk Based Capital Ratio	23.36%	26.11%	30.77%	11.88%	13.65%

About Customers Bank

New Century Bank (the “Bank”) has applied for regulatory approval to be doing business as Customers Bank.  The Bank is a state-chartered, full-service bank headquartered in Phoenixville, Pennsylvania.  The Bank is a member of the Federal Reserve System and is insured by the Federal Deposit Insurance Corporation (FDIC).  With assets of more than $1 billion, the Bank provides a full range of banking services to small and medium-sized businesses, professionals, individuals and families through branch locations in Pennsylvania, New York and New Jersey. The Bank is focused on serving its targeted markets with a growth strategy that includes strategically placed branches throughout its market area and continually expanding its portfolio of loans to small businesses and consumers.

The Bank has filed a registration statement on Form S-1 (File no. 333-166225) with the U.S. Securities and Exchange Commission ("SEC") which includes a prospectus for the offer and sale of securities of a potential bank holding company (the “Holding Company”) to shareholders of the Bank in connection with a proposed reorganization of the Bank to a bank holding company structure (the "proposed transaction"), as well as a proxy statement of the Bank for the solicitation of proxies from the Bank's shareholders for use at the Bank's 2010 annual meeting.  The combined prospectus and proxy statement, together with other documents filed by the Holding Company with the SEC, will contain important information about the Bank, the Holding Company and the proposed transaction.  We urge investors and Bank shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC.  Bank shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the proposed transaction. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement at the SEC's website at http://www.sec.gov.  Copies of the combined prospectus and proxy statement can also be obtained free of charge by directing a request to New Century Bank, Corporate Secretary, 99 Bridge Street, Phoenixville, PA 19460, or calling (484) 923-2164.

The Bank, the Holding Company and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information concerning the interests of directors and executive officers is set forth in the combined prospectus and proxy statement relating to the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

“Safe Harbor” Statement

In addition to historical information, this information may contain “forward-looking statements” which are made in good faith by the Bank, pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the Bank’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business.  Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “looking forward,” “would,”  “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or similar expressions generally indicate a forward-looking statement.  These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors (some of which, in whole or in part, are beyond the Bank’s control).  Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause the Bank’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements.  The Bank cautions that the foregoing factors are not exclusive, and neither such factors nor any such forward-looking statement takes into account the impact that any future acquisition may have on the Bank and any such forward-looking statement.  The Bank does not undertake to update any forward-looking statement whether written or oral, that may be made from time to time by or on behalf of the Bank.